FOR IMMEDIATE  RELEASE

               TTI Telecom Partners with Inline Telecom Solutions
  Inline to deliver TTI Telecom's OSS for increased presence in Russian market

Petach Tikva, Israel, September 24, 2007 - TTI Team Telecom International Ltd. (NASDAQ: TTIL) ("TTI Telecom"), a global supplier of Operations Support Systems
(OSS) to communications service providers, announced today that it has signed a partnership agreement with Inline Telecom Solutions. Inline Telecom Solutions is a leading Russian telecommunication systems integrator, and this agreement creates a framework by which Inline Telecom Solutions will deliver TTI Telecom's Netrac service management OSS to Russian and CIS operators.

The agreement with Inline Telecom Solutions marks a significant increase in TTI Telecom's already-established presence within the Russian telecom market. TTI Telecom and Inline Telecom Solutions have already secured their first joint project, and have several additional opportunities pending. This development also marks another success in TTI Telecom's strategy of expanding its market presence across the globe through an increased emphasis on partnerships with system integrators.

"Our partnership with TTI Telecom allows us to bring new capabilities into the Russian telecommunications market," commented Evgeny Petrov, Managing Director of Inline Telecom Solutions. "Netrac's robust capabilities, as well as its flexibility and scalability, enable us to answer the unique needs of operators in this region, and to bring end-user experience to the next level."

"The agreement with Inline Telecom Solutions represents a major opportunity for TTI Telecom," added Ronen Givon, VP Business Development at TTI Telecom. "We have had a long and successful relationship with the veteran service providers here, and through Inline Telecom Solutions our solutions will now be in position to be deployed a wider array of operators in this rapidly growing market."

TTI Telecom's Netrac provides a unified network view integrating fault, performance and service management for a holistic view of service assurance based on all available information sources, including those provided by network resources, application servers, and active monitoring probes. The integration of Netrac FaM (Fault) and PMM (Performance) product lines enable service providers to detect and fix problems minimizing adverse impacts on customer service.

About TTI Telecom

TTI Team Telecom International Ltd. ("TTI Telecom") is a leading provider of next generation Operations Support Systems (OSS) to communications service providers worldwide. The Company's Netrac-branded portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management.

Anchored by market-leading service assurance solutions - Fault Management (FaM) and Performance Management (PMM) - that gives customers an end-to-end view of their network, TTI Telecom's Netrac enables service providers to reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Netrac is compatible with multiple technologies and industry standards, and is uniquely positioned to bridge legacy, next-generation, convergent, and IMS Networks. TTI Telecom's customer base consists of tier-one and tier-two service providers globally, including large incumbents in the Americas, Europe and Asia-Pacific.

For more information, please visit www.tti-telecom.com
                                   -------------------

About Inline Telecom Solutions

Inline Telecom Solutions is a leading Russian telecommunication systems integrator and holds leading positions in the areas of construction and maintenance of telecommunication systems for operators and service providers. The company is affiliated to the group of companies INLINE Technologies.

The company specializes in design, supply, assembly, maintenance and support of advanced integrated solutions based on backbone and transit networks, systems of wired and wireless broadband access, new generation intellectual networks
(NGIN), service delivery platforms, data processing centres and operations support systems (OSS). A specific business area of Inline Telecom Solutions is development of billing systems based on its own Bill-Master convergent billing system - a finished solution that fits to operators of any type.


Focusing on work with providers of data/communication services, Inline Telecom Solutions deeply aspires to understand the specifics and the necessities of their business. Among the clients of Inline Telecom Solutions the following companies can be named: Arctel, Central Telegraph, Comstar UTS, Golden Telecom, Iskratelecom, Megafon, MTT, MTS, Rosnet, RTComm.RU, SMARTS, Synterra, VimpelCom and many others.

For more information, please visit http://www.inlinetelecom.ru
                                   ---------------------------

Media Contacts:   Michael Horowitz             Yochi Eisner
                  NCSM, Strategic Marketing    Director, Proposals and Marcom
                  mike@ncsm.co.il              TTI Telecom
                  ---------------              info@tti-telecom.com
                  Tel: +972-2-563-7527         --------------------
                                               www.tti-telecom.com
                                               --------------------
                                               Tel: +972-3-926-9700
                                               Fax: +972-3-922-1249